UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE
STOCK PURCHASE, SAVINGS AND SIMILAR
PLANS PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
 _____________________________________

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to _______

Commission file number 001-34910
 _____________________________________
HUNTINGTON INGALLS INDUSTRIES
SAVINGS PLAN
(Full title of the plan)
 _____________________________________

HUNTINGTON INGALLS INDUSTRIES, INC.
4101 Washington Avenue, Newport News, Virginia 23607
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

HUNTINGTON INGALLS INDUSTRIES SAVINGS PLAN
TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:
Statement of Net Assets Available for Benefits as of December 31, 2011	2

Statement of Changes in Net Assets Available for Benefits for the Nine Months Ended December 31, 2011	3

Notes to Financial Statements as of and for the Nine Months Ended December 31, 2011	4 - 14

SUPPLEMENTAL SCHEDULE -

Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2011	15

SIGNATURE	16

EXHIBIT INDEX	17

NOTE: Schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the HII Administrative Committee and Participants of the
Huntington Ingalls Industries Savings Plan
Newport News, Virginia

We have audited the accompanying statement of net assets available for benefits of the Huntington Ingalls Industries Savings Plan (the "Plan") as of December 31, 2011, and the related statement of changes in net assets available for benefits for the nine months then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011, and the changes in net assets available for benefits for the nine months then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Richmond, Virginia
June 28, 2012

HUNTINGTON INGALLS INDUSTRIES SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2011
($ in thousands)

ASSETS:
Investments:
Investment in Huntington Ingalls Industries, Inc. Defined Contribution Plans
Master Trust — at fair value	$1,630,349
Short-term investment fund	1,255

Total investments	1,631,604

Receivables:
Notes receivable from participants	60,919
Participant contributions	19
Employer contributions	15

Total receivables	60,953

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	1,692,557

Adjustment from fair value to contract value for
fully-benefit responsive stable value fund	(33,872)

NET ASSETS AVAILABLE FOR BENEFITS	$1,658,685

The accompanying notes are an integral part of this statement.

HUNTINGTON INGALLS INDUSTRIES SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2011
($ in thousands)

ADDITIONS:
Investment loss:
Plan interest in Huntington Ingalls Industries, Inc.
Defined Contribution Plans Master Trust	$(66,393)

Interest income on notes receivable from participants	1,979

Contributions:
Participant contributions	79,751
Employer contributions	31,065

Total contributions	110,816

Total additions	46,402

DEDUCTIONS:
Benefits paid to participants	85,097

Total deductions	85,097

DECREASE IN NET ASSETS PRIOR TO TRANSFER	(38,695)

Transfer from Northrop Grumman Savings Plan	1,697,380

INCREASE IN NET ASSETS AFTER TRANSFER	1,658,685

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of period	—

End of period	$1,658,685

The accompanying notes are an integral part of this statement.

HUNTINGTON INGALLS INDUSTRIES SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE NINE MONTHS ENDED DECEMBER 31, 2011

1.	DESCRIPTION OF THE PLAN
The following description of the Huntington Ingalls Industries Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.
General — The Plan is a qualified profit-sharing and employee stock ownership plan sponsored by Huntington Ingalls Industries, Inc. (the “Company” or “HII”) established on March 31, 2011 as part of the Company’s separation from Northrop Grumman Corporation. Coincident with the separation, the assets and liabilities attributable to the Plan’s participants were transferred to the Plan. The Plan covers substantially all non-union hourly and salaried employees of the Company who are at least 18 years old, are citizens or residents of the United States of America and are not covered under another plan. Union represented employees are not eligible to participate in this Plan. The HII Administrative Committee controls and manages the operation and administration of the Plan. State Street Bank and Trust Company (“State Street” or the “Trustee”) serves as the Trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
All of the Plan’s investments are participant-directed. The Plan utilizes the Huntington Ingalls Industries, Inc. Defined Contribution Plans Master Trust (the “DC Master Trust”) for its investments.
Certain employees hired or re-hired on or after March 31, 2011, who meet requirements, are eligible to receive an additional employer contribution known as a Retirement Account Contribution. Retirement Account Contributions are calculated and credited for each payroll date.
Contributions — Plan participants may contribute between 1% and 75% of eligible compensation in increments of 1%, on a tax-deferred (before-tax) basis, Roth 401(k), or an after-tax basis, or a combination thereof through payroll withholdings. An active participant may change the percentage of his or her contributions at any time. First time eligible employee (newly hired, rehired or certain transfers) participants will be enrolled automatically into the Plan at a 2% tax-deferred contribution rate approximately 45 days after the date of hire, rehire or transfer unless an alternative election is made. Such contributions will be automatically increased by 1% each year thereafter. Contributions are subject to certain limitations imposed by the Internal Revenue Code (the “Code”).

The Company’s matching contributions are generally as follows:

Company
Employee Contribution	Match

First 2% of participant’s contributions	100%
Next 2% of participant’s contributions	50%
Next 4% of participant’s contributions	25%
Contribution over 8%	—%

The Company will credit participants who meet eligibility requirements with a Retirement Account Contribution ("RAC") each pay period in an amount determined as a percentage of eligible compensation for each pay period in accordance with the following table:

Percentage of
Participant’s Age	Compensation

Less than 35	3%
35–49	4%
50 or older	5%

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, any employer contributions, an allocation of the Plan’s earnings, and charged with withdrawals, an allocation of the Plan’s losses, and an allocation of administrative expenses borne by the Plan. Allocations are based on the participant’s account balance, as defined in the Plan document. The benefit to which a participant is entitled is that which can be provided from the participant’s vested account.
Vesting — Plan participants are immediately vested in their own and employer matching contributions (including any investment earnings thereon).
Plan participants will be fully vested in their RAC, plus earnings thereon, upon the completion of three years of vesting service.
Forfeited Accounts — Forfeitures of nonvested RAC plus earnings thereon may be used to reduce subsequent Company contributions or Plan administrative expenses. At December 31, 2011, forfeited nonvested accounts were approximately $376,000.
Investment Options — Upon enrollment in the Plan, each participant directs his or her contributions and Company contributions, in 1% increments, to be invested in any of the 13 investment options plus a self directed brokerage option described in the Plan document. The investment funds are managed by independent professional investment managers appointed by the HII Investment Committee (the “Investment Committee”). Except for the Stable Value Fund disclosed in Note 5, there are no redemption restrictions. Also, there were no unfunded commitments.
Participants may change their investment direction daily. Existing account balances can be transferred daily, subject to certain restrictions.

Contributions deposited into each investment fund buy units of that fund based on unit values that are updated daily prior to any Plan transactions, including contributions, withdrawals, distributions and transfers. The value of each participant’s account within each fund depends on two factors: (1) the number of units purchased to date and (2) the current value of each unit.
Notes Receivable from Participants — Participants may borrow from their vested accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000, reduced by the highest outstanding loan balance over the past 12 months, or 50% of their account balance (not including certain Company contributions). A participant may not have more than two outstanding loans at any given time (except for those merged from other plans). Loans are secured by the assignment of the participants vested interest in the Plan. The interest rate is fixed on the last business day of each month at the prime rate as determined by the Plan’s Trustee plus 1%. Repayments are made from payroll deductions (for active employees) or other form of payment (for former employees or employees on a leave of absence). The maximum loan period is five years. Participants may obtain 15 year loans if used to acquire a dwelling that is the principal residence of the participant. Loans transferred in as the result of a plan merger, may however, have maximum loan periods greater than 15 years. Loans may be repaid early in full; partial early repayments are not permitted. As of December 31, 2011, participant loans have maturities through 2033 at interest rates ranging from 4.25% to 9.25%.
Payment of Benefits — On termination of employment with the Company (including termination due to death, disability, or retirement), a participant may receive a lump sum payment of his or her entire account balance (net of any outstanding loan balances). A participant may also delay payment until age 70 1/2 if the account balance exceeds $1,000. Certain partial distributions after termination of employment and before age 70 1/2 are permitted by the Plan. Participants may rollover account balances to individual retirement accounts or another employer’s qualified retirement plan to postpone federal and most state income taxes. Participants with frozen account balances under a previous savings plan may be eligible to elect special distribution options under the previous plan.
Distributions from the Huntington Ingalls Industries Stock Fund ("HII Stock Fund") may be paid in cash, stock, or a combination of both, depending on the participant’s election.
Withdrawals — A participant may withdraw all or a portion of his or her after-tax contributions (plus earnings) at any time, limited to one withdrawal per quarter. In addition, a participant may withdraw all or a portion of his or her Company matching contribution (plus earnings) at any time, also limited to one withdrawal per quarter. A participant may withdraw all or a portion of his or her before-tax contributions for any reason after reaching age 59 1/2, or prior to reaching age 59 1/2, in the case of hardship (as described in the plan document). Withdrawals are limited to the amount of a participant’s account balance net of any loan balances outstanding and are subject to tax withholding as appropriate.

2.	SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").
Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit, U.S. and foreign government and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur in the near term, and those changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value as determined by the Trustee pursuant to the DC Master Trust Agreement as directed and overseen by the Investment Committee. The Plan’s investments, including the underlying investments in the DC Master Trust are valued as follows:
Investments in common stock are valued at the last reported sales price of the stock on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices that represent the net asset values of shares held by the Plan at year end. Investments in collective trust funds are valued based on the redemption price of units owned by the Plan, which is based on the current fair value of the funds’ underlying assets. Fair values for securities are based on information in financial publications of general circulation, statistical and valuation services, records of security exchanges, appraisals by qualified persons, transactions and bona fide offers in assets of the type in question and other information customarily used in the valuation of assets, or if market values are not available, at their fair values as provided to the Trustee by the party with authority to trade in such securities (investment managers, the Investment Committee, or in the case of participant-directed brokerage accounts, the participant’s broker, as applicable).
Synthetic guaranteed investment contracts (“SICs”) held by the Plan through the Stable Value Fund of the DC Master Trust are recorded at fair value. The SICs are considered to be fully benefit-responsive and therefore their carrying value is adjusted from fair market value to contract value in the statement of net assets available for benefits.
All securities and cash or cash equivalents are quoted in the local currency and then converted into U.S. dollars using the appropriate exchange rate obtained by the Trustee. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Broker commissions, transfer taxes, and other charges and expenses incurred in connection with the purchase, sale, or other disposition of securities or other investments are added to the cost of such securities or other investments, or are deducted from the proceeds of the sale or other disposition thereof, as appropriate. Taxes, if any, on the assets of the funds, or on any gain resulting from the sale or other disposition of such assets, or on the earnings of the funds, are apportioned among the participants whose interests in the Plan are affected, and the share of such taxes apportioned to each such person is charged against his or her account in the Plan.
The Trustee relies on the prices provided by pricing sources, the investment managers or the Investment Committee as a certification as to value in performing any valuations or calculations required of the Trustee.
The DC Master Trust allocates investment income, realized gains and losses, and unrealized appreciation and depreciation on the underlying securities to the participating plans daily based upon the fair value of each plan’s investment. The unrealized appreciation or depreciation amount is the aggregate difference between the current fair value and the cost of investments. The realized gain or loss on investments is the difference between the proceeds received and the average cost of investments sold.
Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balances plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan document.
Expenses — Administrative expenses of the Plan are paid by either the Plan, DC Master Trust, or the Plan’s sponsor as provided in the Plan document.
Payment of Benefits — Benefit payments to participants are recorded upon distribution.
New Accounting Standards — There were no accounting standards initially adopted in the 2011 financial statements.
Accounting Standards Update Not Yet Effective — The following accounting standards update is not effective until after December 31, 2011.
In May 2011, the Financial Accounting Standards Board issued guidance clarifying how to measure and disclose fair value. This guidance (ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs) amends the application of the “highest and best use” concept to be used only in the measurement of fair value of nonfinancial assets, clarifies that the measurement of the fair value of equity-classified financial instruments should be performed from the perspective of a market participant who holds the instrument as an asset, clarifies that an entity that manages a group of financial assets and liabilities on the basis of its net risk exposure can measure those financial instruments on the basis of its net exposure to those risks, and clarifies when premiums and discounts should be taken into account when measuring fair value. The fair value disclosure requirements also were amended requiring the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The amendments to ASC 820, Fair Value Measurement, included in ASU 2011-04, are effective prospectively for interim and annual periods beginning after December 15, 2011. The effect of adopting ASU 2011-04 on the Plan's financial statements and related disclosures is being evaluated.

3.	INVESTMENTS
The Plan’s investments consist of a proportionate interest in certain investments held by the DC Master Trust. Those investments are stated at fair values determined and reported by the Trustee, in accordance with the DC Master Trust Agreement established by the Company.
Proportionate interests of each participating plan are determined based on the standard trust method of plan accounting for master trust arrangements. Plan assets represent 74% of total net assets reported by the Trustee of the DC Master Trust as of December 31, 2011.

The net assets of the DC Master Trust as of December 31, 2011, are as follows ($ in thousands):

Assets:
Collective trust funds	$2,083,810
Schwab Personal Choice Retirement Account	107,436
Synthetic guaranteed investment contracts	239

Total assets	2,191,485

Liabilities:
Accrued expenses	1,249

Total liabilities	1,249

Net assets of the DC Master Trust — at fair value	2,190,236

Adjustment from fair value to contract value for fully benefit-responsive
stable value fund	(38,715)

Net assets of the DC Master Trust	$2,151,521
Investment loss for the DC Master Trust for the nine months ended December 31, 2011, is as follows ($ in thousands):

Investment income (loss):
Net depreciation in fair value of investments:
Collective trust funds	$(87,437)
Schwab Personal Choice Retirement Account	(12,318)

Net depreciation	(99,755)

Dividends	3,753
Interest	16,875
Administrative expenses	(2,821)

Total investment loss	$(81,948)

4.	FAIR VALUE MEASUREMENTS
Accounting Standards Codification 820, Fair Value Measurement, clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements.
The valuation techniques utilized are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect internal market assumptions. These two types of inputs create the following fair value hierarchy:
Level 1 — Quoted prices for identical instruments in active markets. Level 1 investments of the DC

Master Trust primarily include common stock, mutual funds, and money market funds based on pricing, frequency of trading and other market considerations.
Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable. Level 2 investments of the DC Master Trust and the Plan primarily include collective trust funds based on the use of net asset valuations derived by investment managers, which are based on the assets and liabilities of the underlying investments, and fixed income securities based on model-derived valuations calculated by the fund managers.
Level 3 — Significant inputs to the valuation model are unobservable. Level 3 investments of the DC Master Trust include SICs, which are based on a discounted cash flow over the duration of the contracts.
There have been no transfers of investments between Level 1 and Level 2 during the nine months ended December 31, 2011.

The following table sets forth by level the fair value hierarchy of the investments held by the DC Master Trust and the Plan as of December 31, 2011 ($ in thousands):

As of December 31, 2011	Level 1	Level 2	Level 3	Total

DC Master Trust
Equities:
Collective trust funds:
Domestic equities	$—	$455,622	$—	$455,622
HII Stock Fund	—	21,191	—	21,191
International	—	169,682	—	169,682
Blended	—	454,027	—	454,027
Retirement path funds	—	120,481	—	120,481

Total equities	—	1,221,003	—	1,221,003

Fixed income:
Collective trust funds	—	145,964	—	145,964

Total fixed income	—	145,964	—	145,964

Stable Value Fund:
Collective trust funds:
Fixed income	—	684,035	—	684,035
Money market	—	32,808	—	32,808
Synthetic guaranteed investment contracts	—	—	239	239

Total Stable Value Fund	—	716,843	239	717,082

Schwab Personal Choice
Retirement Account:
Cash equivalents	73	—	—	73
Fixed income	—	204	—	204
Money market funds	22,540	—	—	22,540
Mutual funds	47,156	—	—	47,156
Common stock	30,111	—	—	30,111
Other	7,263	89	—	7,352

Total Schwab Personal Choice
Retirement Account	107,143	293	—	107,436

Total DC Master Trust	$107,143	$2,084,103	$239	$2,191,485

Other Plan Investments
Collective trust:
Short-term investment fund	$—	$1,255	$—	$1,255

Total Other Plan Investments	$—	$1,255	$—	$1,255

The following table sets forth a summary of changes in the fair value of the DC Master Trust’s level 3 assets for the nine months ended December 31, 2011($ in thousands):

Significant Unobservable Inputs
(Level 3)
Nine Months Ended December 31, 2011

Balance, beginning of period	$—
Unrealized gains	239

Balance, end of period	$239

5.	INTEREST IN STABLE VALUE FUND
The DC Master Trust includes amounts in the Stable Value Fund, which was established for the investment of assets of certain savings plans sponsored by the Company. Each participating savings plan has an undivided interest in the Stable Value Fund. At December 31, 2011, the Plan’s interest in the net assets of the Stable Value Fund was approximately 88% of the total fund value. Investment income and administrative expenses relating to the Stable Value Fund are allocated among the participating plans on a daily basis. Investments held in the Stable Value Fund as of December 31, 2011, are as follows ($ in thousands):

Collective trust funds (at contract value)	$645,028
Money market fund	32,808

Total	$677,836

The Stable Value Fund holds wrapper contracts in order to manage the market risk and return of certain securities held by the Stable Value Fund. The wrapper contracts generally modify the investment characteristics of certain underlying securities such that they perform in a manner similar to guaranteed investment contracts. Each wrapper contract and the related underlying assets comprise the SICs which are recorded at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals and contract administrative expenses.
The fair value of the underlying assets related to the SICs was approximately $716,843,000 as of December 31, 2011, and the fair value of the wrapper contracts was approximately $239,000 at December 31, 2011. The weighted-average yield for all investment contracts was 1.4% at December 31, 2011. Average duration for all investment contracts was 2.9 years at December 31, 2011. The weighted-average crediting interest rate for all investment contracts was 3.5% at December 31, 2011. Crediting interest rates are reset on a monthly basis and guaranteed by the wrapper contracts to be not less than zero. Resets are determined based upon the market-to-book ratio, along with the yield and duration of the underlying investments.
In certain circumstances, the amounts withdrawn from a wrapper contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, a withdrawal from a wrapper contract in order to switch to a different investment provider, or adoption of a successor plan (in the event of the spin-off or sale of a division)

that does not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. Plan management believes that the events described above that could result in the payment of benefits at fair value rather than contract value are not probable of occurring in the foreseeable future.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Party-in-interest transactions through the DC Master Trust include the purchase and sale of investments managed by affiliates of the Plan’s Trustee, transactions involving HII common stock, and payments made to the Company for certain Plan administrative costs. The HII Stock Fund within the DC Master Trust held 673,670 shares of common stock of the Company with a fair value of approximately $21,072,000 at December 31, 2011. The Plan’s interest in the net assets of the HII Stock Fund was approximately 97.9% at December 31, 2011. During 2011, the HII Stock Fund earned no dividends from its investment in HII common stock. A significant decline in the market value of the Company’s common stock would significantly affect the net assets available for benefits.
The Plan had transactions with the Trustee’s short-term investment fund, a liquidity pooled fund in which participation commences and terminates on a daily basis. The DC Master Trust utilized various investment managers to manage its net assets. These net assets may be invested into funds also managed by the investment managers. Therefore, these transactions qualify as party-in-interest transactions.

7.	PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, the interests of all participants in their accounts would become 100% vested.

8.	FEDERAL INCOME TAX STATUS
The Plan administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the Code. A Form 5300 Application for Determination for Employee Benefit Plans is expected to be filed with the Internal Revenue Service ("IRS") in 2012 to request a favorable determination letter for the Plan. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2011 ($ in thousands):

Net assets available for benefits, per the financial statements	$1,658,685
Less amounts allocated to withdrawing participants	(794)

Net assets available for benefits per Form 5500	$1,657,891

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500 for the nine months ended December 31, 2011 ($ in thousands):

Benefits paid to participants per the financial statements	$85,097
Add amounts allocated to withdrawing participants at December 31, 2011	794

Benefits paid to participants per Form 5500	$85,891

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2011, but not yet paid as of that date.
******

HUNTINGTON INGALLS INDUSTRIES SAVINGS PLAN
Employer ID No: 90-0607005
Plan No: 011

FORM 5500, SCHEDULE H, PART IV, LINE 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2011
($ in thousands)

		(c) Description of Investment,
		Including Maturity Date, Rate of
	(b) Identity of Issue, Borrower,	Interest, Collateral, and Par or		(e) Current
(a)	Lessor, or Similar Party	Maturity Value	(d) Cost	Value

*	Plan Participants	Participant loans maturing 2012 to 2033 with interest rates ranging from 4.25% to 9.25%	**	$60,919

*	State Street Bank and Trust Company	Short-term investment fund	$1,255	1,255

	Total			$62,174

*	Party-in-interest
**	Cost information is not required for participant-directed investments and loans, and therefore is not included.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Huntington Ingalls Industries Savings Plan

Date: June 28, 2012	By:	/s/ Douglass L. Fontaine II
Douglass L. Fontaine II
Corporate Vice President, Controller and Chief Accounting Officer

EXHIBIT INDEX

23.1	Consent of Deloitte & Touche LLP.